Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated June 30, 2023, except for Notes 19, 20 and 24 for which the date is November 8, 2023 in Amendment No.1 to Form F-1 (No. 333-2754132), under the Securities Act of 1933 with respect to the balance sheets of HW Electro Co., Ltd. (the “Company”) as of September 30, 2022 and 2021, and the related statements of operations and comprehensive loss, change in shareholders’ equity and cash flows for each of the years in the two-year period ended September 30, 2022, and the related notes included herein.

We also consent to the reference to our firm under the heading “Experts” in the Prospectus.

San Mateo, California	WWC, P.C.
December 15, 2023	Certified Public Accountants
PCAOB ID: 1171